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                                                                       EXHIBIT 2

August 13, 2001

Mr. Vernon A. Mickelson
  For the Special Committee
8029 East Milagro Avenue
Mesa, AZ 85208

Gentlemen,

We have just received most of the information that we have requested from you in order to evaluate a major investment in Great Lakes Aviation, Ltd. Despite the recent upturn in your business, your financial circumstances are different from what we previously had been led to expect and preclude our making an offer to your existing shareholders.

However, we continue to believe that a consolidation of businesses like yours, with appropriate arrangements with aircraft manufacturers, major airline, and government agencies, would be a business that is attractive to us. We are prepared to initiate such a dialogue.

Very truly yours,


Michael E. Tennenbaum


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